OMB APPROVAL
                                                         ------------
                                                    OMB Number:  3235-0145
                                                    Expires: August 31, 1999
                                                    Estimated Average burden
                                                    hours per response...14.90




                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                      NETWORK COMPUTING DEVICES, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

-------------------------------------------------------------------------------
                                 64120N100
-------------------------------------------------------------------------------
                               (CUSIP Number)

-------------------------------------------------------------------------------
                                  12/31/99
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|   Rule 13d-1(b)
                  |X|   Rule 13d-1(c)
                  |_|   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64120N100             SCHEDULE 13G

                                SCHEDULE 13G


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON (ENTITIES ONLY)

    Alan J. Andreini

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           959,900

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       211,700

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         959,900

                 8  SHARED DISPOSITIVE POWER

                    211,700

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,171,600

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.2%

12  TYPE OF REPORTING PERSON*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                SCHEDULE 13G

This statement on Schedule 13G (this "Statement") is being filed by Alan J. Andreini (the "Reporting Person") and relates to the common stock, par value $.001 per share (the "Common Stock"), of Network Computing Devices, Inc. (the "Issuer"). This Statement reflects ownership of Common Stock of the Issuer by the Reporting Person for his own account and by persons for whom the Reporting Person exercises trading authority. As of December 31, 1999, the Reporting Person's accounts held 934,500 shares of Common Stock. As of December 31, 1999 the Reporting Person was authorized to exercise trading authority over: (i) an account of the Kiskiminetas Springs School (the "School") at PaineWebber, which held 170,000 shares of Common Stock;
(ii) the account of The Andreini Foundation (the "Foundation"), which held 23,400 shares of Common Stock; (iii) the account of John D. Andreini (who is deceased) and Blanche M. Andreini (the "Parents") at Cheevers Hand & Angeline, Inc., which held 41,700 shares of Common Stock; and (iv) an account at Piper Jaffray, Inc. for the benefit of Alan J. Andreini, Jr. (the "Son"), under Illinois Uniform Transfers to Minors Act, which held 2,000 shares of Common Stock. Pursuant to the rules promulgated under the federal securities laws, the Reporting Person may be deemed to be the beneficial owner of the Common Stock owned by each such person because the Reporting Person has shared investment and voting power in respect of the account of the School and the account of the Parents, and has sole investment and voting power in respect of the Foundation and of the account of the Son. The Reporting Person disclaims beneficial ownership of the Common Stock held by the School, the Parents and the Foundation. This
Schedule 13G amends the statement on Schedule 13G filed by the Reporting Person on July 2, 1999. The percentages reported herein, are, in each case, based on there being 16,226,205 shares of Common Stock currently outstanding as reported in the Form 10-Q of the Issuer filed on November 15, 1999.

ITEM 1(A).  NAME OF ISSUER:
            Network Computing Devices, Inc. (the "Issuer")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            350 North Bernardo Avenue, Mountain View, CA 94043

ITEM 2(A).  NAME OF PERSON FILING:
            Alan J. Andreini (the "Reporting Person")

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:
            395 Hudson Street, New York, NY  10014

ITEM 2(C).  CITIZENSHIP:
            United States

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $.001 per share

ITEM 2(E).  CUSIP NUMBER:
            64120 N100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(B), OR 13D-2(B) OR (C0, CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b)   [  ] Bank as defined in section 3(a)(6) of the Act (15
                  U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with ss.240.13d 1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

            (h) [ ] A saving associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant to ss.240.13d-1(c), check this box [X].

ITEM 4.     OWNERSHIP.

            (a)   Amount beneficially owned:  1,171,600

            (b)   Percent of class:  7.2%

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:  959,900

                  (ii)  Shared power to vote or to direct the vote:  211,700

                  (iii) Sole power to dispose or to direct the disposition
                        of:  959,900

                  (iv) Shared power to dispose or to direct the disposition of: 211,700

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            The School and the Foundation have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in their respective accounts. Blanche M. Andreini has the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held in the Parents' account at Cheevers Hand & Angeline Inc. The Son has the right to receive dividends from, and the proceeds from the sale of, the Common Stock held in the Son's account at Piper Jaffray in accordance with the Illinois Uniform Transfers to Minors Act. None of such accounts has an interest of more than 5% of the outstanding Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief is true, complete and correct.

                                          /s/ ALAN J. ANDREINI
                                          ---------------------------------
                                           Alan J. Andreini

Date: February 14, 2000